EXHIBIT 99.5
                                                                    ------------



                           VIKING ENERGY ROYALTY TRUST

                    PROXY STATEMENT AND INFORMATION CIRCULAR

                             SOLICITATION OF PROXIES

THIS PROXY STATEMENT AND INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES ON BEHALF OF COMPUTERSHARE TRUST COMPANY OF CANADA, THE TRUSTEE (THE "TRUSTEE") OF VIKING ENERGY ROYALTY TRUST (THE "TRUST"), BY THE MANAGEMENT OF VIKING MANAGEMENT LTD. (THE "MANAGER") FOR USE AT AN ANNUAL AND SPECIAL MEETING (THE "MEETING") OF THE UNITHOLDERS OF THE TRUST (THE "UNITHOLDERS"). The Meeting will be held at The Metropolitan Centre, Grand Lecture Theatre, 333 - 4th Avenue S.W., Calgary, Alberta, on Thursday, May 15th, 2003 at 3:00 p.m. (Calgary time) for the purposes set forth in the Notice of Annual and Special Meeting of Unitholders accompanying this Proxy Statement and Information Circular (the "Notice"). It is expected that such solicitation will be primarily by mail. Proxies may also be solicited by personal interviews, telephone or facsimile by directors and proposed directors of Viking Holdings Inc. ("VHI") and Viking Energy Acquisitions Ltd. ("VEAL") as well as by officers and employees of the Manager at nominal cost and without special compensation. The cost of solicitation on behalf of the Trustee will be borne by the Manager and reimbursed by the Trust. The information contained in this Proxy Statement and Information Circular is given as of April 4th, 2003, unless otherwise specifically stated.

                             APPOINTMENT OF PROXIES

A UNITHOLDER WHO WISHES TO BE REPRESENTED AT THE MEETING BY PROXY MUST COMPLETE AND FORWARD A PROPER FORM OF PROXY TO THE TRUST'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, IN THE ENCLOSED SELF-ADDRESSED ENVELOPE, OR OTHERWISE DELIVER IT IN PERSON OR BY COURIER TO THE 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO M5J 2Y1 (THE "TRANSFER AGENT"). IN ORDER TO BE VALID, PROXIES MUST BE RECEIVED BY THE TRANSFER AGENT AT LEAST TWENTY-FOUR (24) HOURS, EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS, PRIOR TO THE MEETING OR ANY ADJOURNMENT THEREOF.

The document appointing a proxy shall be in writing and shall be executed by the Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

THE PERSONS NAMED AS PROXYHOLDERS IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS OR OFFICERS OF VEAL AND VHI. A UNITHOLDER DESIRING TO APPOINT SOME OTHER PERSON AS HIS OR HER REPRESENTATIVE AT THE MEETING MAY DO SO EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED PROXY TO THE TRANSFER AGENT, AT THE PLACE AND WITHIN THE TIME SPECIFIED ABOVE FOR THE DEPOSIT OF PROXIES. REPRESENTATIVES SO APPOINTED BY A UNITHOLDER ARE NOT REQUIRED TO BE UNITHOLDERS.

By resolutions of the directors of VEAL and VHI, the record date for the Meeting has been established as the close of business on April 3, 2003 (the "Record Date"). Only Unitholders of record as at the Record Date are entitled to receive notice of, and to vote at, the Meeting, subject to the following. In the event a Unitholder of record transfers his or her Trust Units and the transferee, upon producing properly endorsed certificates evidencing such Trust Units or otherwise establishing that he or she owns such Trust Units, requests no later than ten (10) days before the Meeting that the transferee be included in the list of Unitholders entitled to vote, such transferee is entitled to vote such Trust Units at the Meeting.

                   NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of the Unitholders do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications. ADP Investor Communications typically mails a scanable Voting Instruction Form in lieu of the Form of Proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Holder. ADP Investor Communications then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP Investor Communications well in advance of the Meeting in order to have the Trust Units voted.

                              REVOCATION OF PROXIES

A Unitholder who has submitted a form of proxy has the power to revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing signed by the Unitholder or by his or her attorney authorized in writing, or, if the Unitholder is a corporation, under its corporate seal or signed by a duly authorized officer or attorney of the corporation, and delivered to the Transfer Agent at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, prior to the commencement of the Meeting.

                 EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

The Trust Units represented by the enclosed proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. If any amendment or variation to the matters identified in the Notice is proposed at the Meeting, or any adjournment thereof, or if any other matters properly come before the Meeting, or any adjournment thereof, the enclosed proxy confers discretionary authority upon the person(s) named therein to vote on such amendments or variations or such other matters in such manner as such proxyholder in his or her sole judgment may determine. As at the date of this Proxy Statement and Information Circular, neither the Trustee, VHI, VEAL, nor the Manager is aware of any amendments or variations or other matters to come before the Meeting.

         RELATIONSHIPS AMONG THE TRUSTEE, VHT, VHI, VEAL AND THE MANAGER

The Trust is an open-end investment trust which was formed for the purpose of acquiring and holding royalties and receiving interest and dividend income from certain oil and gas properties and assets and issuing trust units. The working interests of the Trust's oil and gas properties and assets are held directly and indirectly by Viking Holdings Trust ("VHT") and VEAL. VHT was formed pursuant to a trust indenture dated as of October 24, 1997, as amended, appointing VHI as trustee and establishing the Trust as the beneficiary of VHT. The Trust is the sole shareholder of VEAL, another corporation through which oil and gas related corporate and facility acquisitions can be effected. The sole beneficiaries of the Trust are the Unitholders. The Trust has retained Viking Management Ltd. to administer the Trust pursuant to an Amended and Restated Management Agreement dated as of May 15, 2001.

Pursuant to the terms of the amended and restated unanimous shareholder agreement dated as of May 15, 2001, among the Manager, VEAL and the Trustee, in its capacity as trustee of the Trust (the "VEAL USA"), and the terms of the amended and restated unanimous shareholder agreement dated as of May 15, 2001, among the Manager, VHI, in its own capacity and in its capacity as trustee of VHT, and the Trustee, in its capacity as trustee of the Trust (the "VHI USA"), the Unitholders are entitled to elect a majority of the Board of Directors of both VEAL and VHI. Both the VEAL USA and the VHI USA also provide that the Boards of Directors of VEAL and VHI will be the same and that the directors elected by the Unitholders may give special, but not exclusive, consideration to the interests of the Unitholders in determining whether a matter under the Board of Directors consideration is in the best interests of VEAL or VHI. Pursuant to the terms of the Trust's amended and restated trust indenture dated as of May 15, 2001 (the "Trust Indenture"), the Boards of Directors of VEAL and VHI are authorized and responsible for making or approving significant decisions affecting the Trust.

Pursuant to the terms of the amended and restated management agreement dated as of May 15, 2001 among the Manager, VEAL, VHI, in its capacity as trustee of VHT, and the Trustee, in its capacity as trustee of the Trust (the "Management Agreement"), the Manager is required to provide management and administration services to VEAL, VHT and the Trust, as well as services in connection with the operation and management of the properties and assets owned by VHI, for and on behalf of VHT, and in connection with the operation and management of the properties and assets owned by VEAL. The Manager's offices are located at Suite 400, 330 - 5th Avenue S.W., Calgary, Alberta T2P 0L4.

On December 3, 2002, Unitholders approved the internalization of the Trust's management structure by purchasing the outstanding shares of the Manager for $8.3 million plus costs for a total of $9.2 million. The internalization transaction was completed on January 2, 2003. Upon completion of the internalization transaction, the Manager became an indirect, wholly-owned subsidiary of the Trust.

VEAL and VHI have the same officers. The names and offices held by the officers are as follows:

--------------------------------------------------------------------------------
           NAME                                OFFICE
--------------------------------------------------------------------------------
       A. Kirk Purdy               President and Chief Executive Officer

       Wayne King                  Executive Vice-President and Chief
                                   Financial Officer

       Wayne Watmough              Vice-President, Engineering & Operations

       Gordon Dolph                Vice-President, Business Development

       Mark Merstorf               Vice-President, Administration and Controller

       Robert J. Engbloom          Corporate Secretary

       Diane Phillips              Assistant Corporate Secretary
--------------------------------------------------------------------------------

   INTEREST OF THE TRUSTEE, DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

Neither the Trustee nor any directors or officers of VEAL or VHI, nor any proposed nominee for election as a director of VEAL or VHI, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except as disclosed in this Proxy Statement and Information Circular under the heading "ANNUAL MEETING MATTERS - Election of Directors".

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed in this Proxy Statement and Information Circular, neither the Trustee nor any director or officer of VEAL or VHI, nor any proposed nominee for election as a director of VEAL or VHI, nor any other insider of the Trust, VHT, VEAL or VHI, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the financial period ended December 31, 2002, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Trust, other than the transaction resulting in the internalization of the Trust's management structure which was completed on January 2, 2003.

               INDEBTEDNESS OF THE TRUSTEE, DIRECTORS AND OFFICERS

Neither the Trustee nor any of the directors or officers of VEAL, VHI or the Manager, nor any proposed nominee for election as a director of VEAL or VHI, nor any associate or affiliate of any one of them, is or was indebted, directly, to the Trust, VHT, VHI or VEAL at any time since the beginning of the financial period ended December 31, 2002.

          VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at April 3, 2003, the Trust had 80,441,900 issued and outstanding trust units (the "Trust Units").

Unitholders of record as of the Record Date shall be entitled at the Meeting to one vote for each Trust Unit held. Holders of Trust Units issued subsequent to the date of the Proxy Statement and Information Circular and prior to the date of the Meeting shall also be entitled at the Meeting to one vote for each

Trust Unit held. If a Unitholder has transferred the ownership of any of his or her Trust Units after the Record Date and the transferee of those Trust Units produces properly endorsed certificates or otherwise establishes that he or she owns such Trust Units and requests, not later than ten (10) days before the Meeting, that his or her name be included in the list of Unitholders entitled to vote, then the transferee will be entitled to vote such units at the Meeting.

As at the date of this Proxy Statement and Information Circular, and to the best of the knowledge of the Trustee and the directors and officers of VEAL, VHI and the Manager, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the issued and outstanding Trust Units.

                             EXECUTIVE COMPENSATION

COMPENSATION OF THE TRUSTEE

The Trustee was reimbursed for costs and expenses incurred for the year ended December 31, 2002. Compensation is paid to the Trustee for the services it provides as trustee and as transfer agent and registrar of the Trust. For the year ended December 31, 2002, the Trustee received $22,775 for the services it provided as transfer agent and registrar and as Trustee of the Trust.

COMPENSATION OF THE DIRECTORS OF VEAL AND VHI

The directors of VEAL and VHI, other than the Chairman of the Boards of Directors and A. Kirk Purdy, who is an officer of the Manager, received an annual retainer of $12,000 and $1,000 per board or committee meeting attended during the fiscal year ended December 31, 2002. The Chairman of the Boards of Directors of VEAL and VHI received an annual retainer of $20,000 and $1,000 per board or committee meeting attended during the fiscal year ended December 31, 2002. Mr. Purdy was not entitled to receive either the annual retainer or the per meeting fee for also serving as a director of VEAL or VHI. In the year ended December 31, 2002, a total of $273,033 in fees were paid to the independent directors of VEAL and VHI. The full Board of Directors of VEAL and VHI met on 17 occasions during the year ended December 31, 2002.

In addition, directors of VEAL and VHI are eligible to participate in the Trust Unit Option Plan of the Trust (the "Plan"). The following table summarizes the details concerning the grant of options to the directors during the year ending December 31, 2002.

 TRUST UNIT OPTIONS GRANTED TO DIRECTORS DURING THE YEAR ENDED DECEMBER 31, 2002

---------------------------------------------------------------------------------------------------
                                                                        EXERCISE
                        SECURITIES                                       PRICE
                        NDER OPTION                   SECURITIES UNDER  ($/TRUST    EXPIRATION
         NAME             GRANTED      DATE OF GRANT   OPTION VESTED    UNIT)(2)       DATE
---------------------------------------------------------------------------------------------------
A. Kirk Purdy            180,000     April 12, 2002      36,000          6.90      April 12, 2012
---------------------------------------------------------------------------------------------------
H. Douglas Hunter         60,000     April 12, 2002      12,000          6.90      April 12, 2012
---------------------------------------------------------------------------------------------------
Thomas J. Walsh, Q.C.     45,000     April 12, 2002       9,000          6.90      April 12, 2012
---------------------------------------------------------------------------------------------------
Thomas L. Brinkerhoff     45,000     April 12, 2002       9,000          6.90      April 12, 2012
---------------------------------------------------------------------------------------------------
Dale Blue                 45,000     April 12, 2002       9,000          6.90      April 12, 2012
---------------------------------------------------------------------------------------------------
James S. Blair            45,000      Aug. 29, 2002       9,000          7.44       Aug. 29, 2012
---------------------------------------------------------------------------------------------------
C. Kennedy Orr (1)        25,000     April 12, 2002      25,000          6.90      April 12, 2012
---------------------------------------------------------------------------------------------------

NOTES:

(1) Mr. Orr retired from the Boards of Directors of VEAL and VHI as of May 23, 2002. All options to acquire Trust Units granted to Mr. Orr are fully vested and the right to exercise these options expires May 23, 2003. All of the options granted to Mr. Orr in 2002 were unexercised at December 31, 2002.
(2) Optionees can elect to reduce the exercise price of their options in future periods by a portion of the future distributions (the "ratchet-down feature") in accordance with the Plan. The ratchet-down feature reduces the exercise price by distributions made in excess of 8% of the average closing price of Trust Units for the first 10 trading days in January of each year.

The options issued to the directors vest as to 20% immediately upon the date of issuance and as to a further 20% in each of the first through fourth anniversaries of the date of issuance.

The following table summarizes, for the directors of VEAL and VHI, the number of Trust Units acquired pursuant to the exercise of options, if any, the aggregate value realized upon exercise, if any, and the number of Trust Units issuable pursuant to unexercised options as at December 31, 2002. Value realized upon exercise is the difference between the market value of the Trust Units on the exercise date and the exercise price of the options. The value of the unexercised and in-the-money options is the difference between the exercise price of the options and the closing stock value of the Trust Units on December 31, 2002, which was $7.07 per Trust Unit.

              AGGREGATED TRUST UNIT OPTIONS EXERCISED BY DIRECTORS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND
                   FINANCIAL YEAR-END TRUST UNIT OPTION VALUES

------------------------------------------------------------------------------------------------------------
                                                                                      VALUE OF UNEXERCISED
                                                           UNEXERCISED OPTIONS AT   IN-THE-MONEY OPTIONS AT
                                                             DECEMBER 31, 2002      DECEMBER 31, 2002 ($)(1)
------------------------------------------------------------------------------------------------------------
                            SECURITIES      AGGREGATE
                           ACQUIRED ON   VALUE REALIZED
           NAME              EXERCISE          ($)          VESTED     NOT VESTED    VESTED    NOT VESTED
------------------------------------------------------------------------------------------------------------
A. Kirk Purdy                 3,200           3,786         224,300      312,000     184,941     171,312
------------------------------------------------------------------------------------------------------------
H. Douglas Hunter             20,000         26,600         56,000       104,000     35,216      57,104
------------------------------------------------------------------------------------------------------------
Thomas J. Walsh, Q.C.         15,000         19,050         42,000       78,000      26,412      42,828
------------------------------------------------------------------------------------------------------------
Thomas L. Brinkerhoff          Nil             --           57,000       78,000      47,352      42,828
------------------------------------------------------------------------------------------------------------
Dale Blue                      Nil             --           27,000       63,000      14,040      34,740
------------------------------------------------------------------------------------------------------------
James S. Blair                 Nil             --            9,000       36,000        Nil         Nil
------------------------------------------------------------------------------------------------------------

NOTE:
(1) Optionees can elect to reduce the exercise price of their options in future periods by a portion of the future distributions (the "ratchet-down feature") in accordance with the Plan. The ratchet-down feature reduces the exercise price by distributions made in excess of 8% of the average closing price of Trust Units for the first 10 trading days in January of each year.

COMPOSITION OF THE CORPORATE GOVERNANCE COMMITTEE

The Boards of Directors of VEAL and VHI have appointed a Corporate Governance Committee whose mandate includes compensation issues and nomination policies. The committee is comprised of Thomas L. Brinkerhoff (Chairman), James S. Blair and H. Douglas Hunter, all of whom are independent directors.

REPORT ON CORPORATE GOVERNANCE

Reference is made to Schedule "B" and the information under the heading "Corporate Governance" contained on page 15 of the Trust's Annual Report for 2002, which information is incorporated herein by reference.

REPORT ON EXECUTIVE COMPENSATION

The compensation paid to the Manager for the year ended December 31, 2002 in respect of the management and administration of the Trust, VHT, VEAL and VHI was fixed by contract. However, the compensation of the officers of the Manager is reviewed by the Boards of Directors of VEAL and VHI as part of their approval of an overall general and administrative budget of the Manager. See "Compensation of the Manager - Reimbursement of Expenses".

Following the completion of the management internalization transaction on January 2, 2003, the Boards of Directors of VEAL and VHI created a Compensation Committee to establish the compensation programs for executive management.

COMPENSATION OF THE MANAGER

For the year ended December 31, 2002, compensation was paid to the Manager for the services it provided to the Trust and its subsidiaries, including, VHT, VEAL and VHI. On December 3, 2002, Unitholders approved the acquisition by VHI, in its capacity as trustee of VHT, of all of the issued and outstanding shares and indebtedness of the Manager for $8.3 million plus costs for a total of $9.2 million. The management internalization transaction was completed on January 2, 2003 and resulted in the Manager becoming a wholly-owned subsidiary of VHI, in its capacity as trustee of VHT. The Management Agreement was maintained in place following the completion of the internalization transaction. The internalization transaction resulted in the elimination of all acquisition fees as of October 2002 and the effective elimination of all external management fees upon closing of the transaction on January 2, 2003. No management fees were payable as a result of the internalization transaction.

         REIMBURSEMENT OF EXPENSES

Pursuant to the terms of the Management Agreement, the Manager was paid by VEAL, VHI and the Trustee, for and on behalf of the Trust, for the Manager's direct and indirect out-of-pocket costs and expenses incurred in the management and administration of VEAL, VHI and the Trust. For the year ended December 31, 2002, these reimbursement costs and expenses totalled $5,442,000. Included in this amount is a portion of management salaries as the Management Agreement provided that VEAL, VHI and the Trustee, for and on behalf of the Trust, would reimburse the Manager for the time the Manager's personnel, including officers, spent performing the Manager's duties thereunder on the basis of a fair and reasonable allocation of monthly salaries and benefits approved annually by the Board of Directors of VEAL and VHI as part of the overall budget process.

The portion of the salaries and benefits which were reimbursed and which were attributable to the Manager's executive officers totalled $775,496 for the year ended December 31, 2002. The following table provides a summary of compensation costs as incurred by the Trust for the year ended December 31, 2002 for each of the Chief Executive Officer and the four most highly compensated senior executive officers of the Manager.

--------------------------------------------------------------------------------------------------------------------
                                                   ANNUAL COMPENSATION PAID BY THE TRUST  LONG-TERM COMPENSATION(1)
--------------------------------------------------------------------------------------------------------------------
                                                                                               AWARDS
--------------------------------------------------------------------------------------------------------------------
Name and Principal Position                Year    Salary      Bonus  Other Annual        Securities Under
                                                                      Compensation        Options/SARs Granted
                                                                                          (#)(2)
--------------------------------------------------------------------------------------------------------------------
A. Kirk Purdy                              2002    $110,000    Nil    $12,401             180,000
President and Chief Executive Officer
Director
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                   ANNUAL COMPENSATION PAID BY THE TRUST  LONG-TERM COMPENSATION(1)
--------------------------------------------------------------------------------------------------------------------
                                                                                               AWARDS
--------------------------------------------------------------------------------------------------------------------
Name and Principal Position                Year    Salary      Bonus  Other Annual        Securities Under
                                                                      Compensation        Options/SARs Granted
                                                                                          (#)(2)
--------------------------------------------------------------------------------------------------------------------
Wayne King                                 2002    $150,000    Nil    $15,725             135,000
Executive   Vice   President   and  Chief
Financial Officer
--------------------------------------------------------------------------------------------------------------------
Mark Merstorf                              2002    $133,000    Nil    $12,311             75,000
Vice President, Administration and
Controller
--------------------------------------------------------------------------------------------------------------------
Wayne Watmough                             2002    $161,500    Nil    $12,699             75,000
Vice President, Operations and
Engineering
--------------------------------------------------------------------------------------------------------------------
Gordon Dolph                               2002    $152,000    Nil    $15,860             75,000
Vice President, Business Development
--------------------------------------------------------------------------------------------------------------------

NOTES:

(1) There were no restricted shares, restricted share units, LTIP payouts or other compensation paid as Long-Term Compensation to the Chief Executive Officer or the four most highly compensated senior executive officers of the Manager for the year ended December 31, 2002.
(2)      SARs are not granted by the Trust.

         MANAGEMENT FEE

Pursuant to the terms of the Management Agreement, the Manager received a management fee equal to 3.00% of the total of (i) net production revenue, (ii) interest income received by the Trust from VEAL, and (iii) dividend income received by the Trust from VEAL, and an additional 1.00% of the distributable income payable to Unitholders, subject to certain adjustments, payable by VHI, for and on behalf of VHT, and VEAL. The management fees owed by VEAL and VHI and the Trustee to the Manager (collectively, the "Management Fee") were payable on the date cash distributions were made to Unitholders. The Manager was paid a Management Fee of $2,877,000 for management services provided during the year ended December 31, 2002.

         ACQUISITION FEE

Pursuant to the terms of the Management Agreement, VEAL or VHI, for and on behalf of VHT, also paid the Manager an acquisition fee (the "Acquisition Fee") equal to 1.50% of the purchase price of any assets acquired by VEAL or VHI, for and on behalf of VHT. If VEAL or VHI, for and on behalf of VHT, acquired any assets with the proceeds of the disposition of other properties of VEAL or VHI, for and on behalf of VHT, the Acquisition Fee would be reduced to 1.25% of the purchase price of such assets. Acquisition Fees in the amount of $284,000 were paid to the Manager in respect of the year ended December 31, 2002. No fees were paid after October 11, 2002 as a result of the management internalization transaction.

EMPLOYMENT CONTRACTS

Upon completion of the management internalization transaction, VEAL assumed all of the Manager's rights and responsibilities relating to employment of personnel employed by the Manager as of such date. In connection therewith, the Chief Executive Officer and the other senior executive officers of VEAL and VHI are each a party to an employment agreement with VEAL which continues indefinitely until terminated in accordance with its terms and provides for payment of the executive's annual base salary and participation in benefits as provided in the agreement. The agreements may be terminated by VEAL without cause upon payment of a termination payment equal to 18 months plus one additional month for each year or part thereof (subject to a maximum of 24 months) of continuous employment, of the annual base salary as at the level immediately preceding the notice of termination and if notice of termination is given before the end of the first fiscal year following the effective date of the employment agreement, then a payment equivalent to 50 percent of the executive's annual salary shall be made, and if notice of termination is given following the end of the first fiscal year following the effective date of the employment agreement, then a payment equivalent to the bonus payment earned (regardless of whether yet paid) by the executive for the fiscal year ending immediately prior to the effective date of termination of the executive's employment shall be made. The executive may terminate the employment agreement by providing written notice of one month and in the event of a change of control of the Trust involving the acquisition of Trust Units by a person or group of persons which results in such person or persons beneficially owning or exercising control or direction over Trust Units carrying the right to cast more than 50 percent of the votes attaching to all Trust Units, the executive may terminate the employment agreement and receive the payments set forth above.

TRUST UNIT OPTIONS GRANTED

The following table summarizes the details concerning the grant of options to the Executive Officers during the year ending December 31, 2002

        TRUST UNIT OPTIONS GRANTED TO EXECUTIVE OFFICERS DURING THE MOST
                        RECENTLY COMPLETED FINANCIAL YEAR

----------------------------------------------------------------------------------------------------------------------
                                                                                 MARKET VALUE OF
                                                                                    SECURITIES
                                             % OF TOTAL                             UNDERLYING
                      SECURITIES UNDER    OPTIONS GRANTED    INITIAL EXERCISE     OPTIONS ON THE
                       OPTIONS GRANTED    TO EMPLOYEES IN      OR BASE PRICE      DATE OF GRANT
        NAME                 (#)           FINANCIAL YEAR      ($/SECURITY)        ($/SECURITY)     EXPIRATION DATE
----------------------------------------------------------------------------------------------------------------------
A. Kirk Purdy              180,000             13.0%               6.90                6.90          April 12, 2012
----------------------------------------------------------------------------------------------------------------------
Wayne King                 135,000              9.8%               6.90                6.90          April 12, 2012
----------------------------------------------------------------------------------------------------------------------
Mark Merstorf              75,000               5.4%               6.90                6.90          April 12, 2012
----------------------------------------------------------------------------------------------------------------------
Wayne Watmough             75,000               5.4%               6.90                6.90          April 12, 2012
----------------------------------------------------------------------------------------------------------------------
Gordon Dolph               75,000               5.4%               6.90                6.90          April 12, 2012
----------------------------------------------------------------------------------------------------------------------

AGGREGATED OPTION EXERCISES DURING 2002 AND YEAR-END OPTION VALUES

The following table sets forth the number of Unexercised Trust Unit Options and the value of the in-the-money Trust Unit Options at December 31, 2002.

          AGGREGATED TRUST UNIT OPTIONS EXERCISED BY EXECUTIVE OFFICERS
              DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND
                   FINANCIAL YEAR-END TRUST UNIT OPTION VALUES

-------------------------------------------------------------------------------------------------------------------------
                                                                                               VALUE OF UNEXERCISED
                                                                   UNEXERCISED OPTIONS AT    IN-THE-MONEY OPTIONS AT
                         SECURITIES ACQUIRED       AGGREGATE             FY-END (#)                 FY-END ($)
         NAME              ON EXERCISE (#)     VALUE REALIZED ($) EXERCISABLE/UNEXERCISABLE  EXERCISABLE/UNEXERCISABLE(1)
-------------------------------------------------------------------------------------------------------------------------
A. Kirk Purdy                   3,200                3,786            224,300 / 312,000         184,941 / 171,312
-------------------------------------------------------------------------------------------------------------------------
Wayne King                      35,000              39,830            96,000 / 234,000           45,236 / 128,484
-------------------------------------------------------------------------------------------------------------------------
Mark Merstorf                   17,500              18,075             18,500 / 93,000           13,510 / 57,420
-------------------------------------------------------------------------------------------------------------------------
Wayne Watmough                  15,000               9,150            30,000 / 105,000              0 / 36,480
-------------------------------------------------------------------------------------------------------------------------
Gordon Dolph                      0                   --              30,000 / 105,000           16,260 / 57,900
-------------------------------------------------------------------------------------------------------------------------

NOTE:
(1) Optionees can elect to reduce the exercise price of their options in future periods by a portion of the future distributions (the "ratchet-down feature") in accordance with the Plan. The ratchet-down feature reduces the exercise price by distributions made in excess of 8% of the average closing price of Trust Units for the first 10 trading days in January of each year.


PERFORMANCE OF THE TRUST UNITS

The closing price of the Trust Units on The Toronto Stock Exchange (the "TSX") on December 31, 2001, was $6.42. The closing price of the Trust Units on the TSE on December 31, 2002 was $7.07.

The following table and graph illustrate changes from December 31, 1997 to December 31, 2002 in the cumulative Unitholder return, assuming a $100 investment in Trust Units with all cash distributions reinvested as at the payment date of such distributions, compared to the cumulative return of the TSX 300 Index and the TSX Oil & Gas Producers Sub-Index, assuming the reinvestment of dividends, where applicable, for the comparable period.

------------------------------------------------------------------------------------------------------
                  INDEX                DEC. 31,    DEC. 31,   DEC. 31,  DEC. 31,   DEC. 31,   DEC. 31,
                                         1997       1998        1999      2000       2001       2002
------------------------------------------------------------------------------------------------------
Viking Energy Royal Trust                $100        $63       $116      $190       $182       $234
S&P/TSX Composite Index                  $100        $98       $130      $139       $122       $107
TSX Oil & Gas Producers Index            $100        $70       $ 85      $125       $129       $150
------------------------------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]
                                  [LINE CHART]

During 2002, monthly cash distributions were paid to Unitholders of record in the following accounts:

DATE                          DISTRIBUTIONS PER UNIT            PAYMENT DATE
---------------------------  ------------------------   ------------------------
December, 2001                        $0.10                January 15, 2002
January, 2002                          0.09                February 15, 2002
February, 2002                         0.09                March 15, 2002
March, 2002                            0.09                April 15, 2002
April, 2002                            0.09                May 15, 2002
May, 2002                              0.10                June 17, 2002
June, 2002                             0.10                July 15, 2002
July, 2002                             0.10                August 15, 2002
August, 2002                           0.10                September 16, 2002
September, 2002                        0.10                October 15, 2002
October, 2002                          0.10                November 15, 2002
November, 2002                         0.10                December 16, 2002
---------------------------  ------------------------
TOTAL PAID - 2002                     $1.16
===========================  ========================

The distribution for the month of December 2002 of $0.10 per unit was paid January 15, 2003.

Since the inception of the Trust on December 18, 1996, the total amount of cash distributions declared as of December 31, 2002 was $7.96.

                             ANNUAL MEETING MATTERS

FINANCIAL STATEMENTS

The financial statements to be received and considered by the Unitholders at the Meeting are the consolidated financial statements of the Trust for the period ended December 31, 2002. These consolidated financial statements were audited by Deloitte & Touche LLP, Chartered Accountants, of Calgary, Alberta and approved by the Audit Committee and Board of Directors of VEAL and VHI.

ELECTION OF DIRECTORS

VEAL and VHI have Boards of Directors consisting of six members. Concurrently with the closing of the management internalization transaction, the Manager delivered a waiver of its right under the VEAL USA and the VHI USA to appoint two directors to the Boards of Directors of VEAL and VHI, respectively. As a result, Unitholders are entitled to elect all six members of the Board of Directors at the Meeting.

The persons named in the enclosed form of proxy intend to have nominated and unless expressly instructed to the contrary in such form of proxy, to vote for the election by the Unitholders of, as directors of VEAL and VHI, each of the persons whose name is set forth below. Each such director will hold office until the next annual meeting of the Unitholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of VEAL or VHI or the VEAL USA or VHI USA.

If any vacancies occur in the slate of proposed nominees herein submitted prior to the Meeting, the persons named in the enclosed form of proxy intend to vote for the election of any substitute nominee and for the remaining proposed nominees, unless expressly instructed to the contrary in such form of proxy. Each of the proposed nominees listed has indicated that he is willing to serve as a director, if elected.

The persons proposed to be nominated for election by the Unitholders as directors of VEAL and VHI, their municipalities of residence, their principal occupations, the year in which they became a director and the number of Trust Units owned beneficially or subject to each of their control or direction at the date hereof, are as follows:

                                                                             NUMBER OF TRUST
                                                              YEAR FIRST          UNITS         RELATIONSHIP OF
NAME AND MUNICIPALITY OF                                      ELECTED TO      BENEFICIALLY        DIRECTOR(3)
        RESIDENCE                PRINCIPAL OCCUPATION          BOARD(1)         OWNED(2)
------------------------   -------------------------------   ------------   -----------------   ---------------
H. Douglas Hunter          President, RFM Capital                1996           100,000            Unrelated
Calgary, Alberta           Corporation Ltd.


Thomas J. Walsh, Q.C.      Counsel, Walsh Wilkins                1996             1,100            Unrelated
Calgary, Alberta

Thomas L. Brinkerhoff      President, Brinkerhoff Drilling       1996           222,000            Unrelated
Calgary, Alberta           General Partnership

Dale Blue                  Independent Consultant                2001             5,143            Unrelated
Mississauga, Ontario

James S. Blair             President and Chief Executive         2002             4,000            Unrelated
Calgary, Alberta           Officer of ExAlta Energy Inc.

A. Kirk Purdy              President and Chief Executive         1996           427,536              Related
Okotoks, Alberta           Officer of VHI, VEAL and the
                           Manager

NOTES:

(1) Messrs. Hunter, Purdy, Walsh and Brinkerhoff were appointed to the Boards of Directors of VEAL and VHI as of October 24, 1997, as part of the structural reorganization of the Trust. Prior thereto, such persons were directors of Viking Acquisitions Ltd. Mr. Blair and Mr. Blue were appointed to the Boards of Directors of VEAL and VHI as of May 23, 2002 and May 15, 2001, respectively.

(2) Number of Trust Units beneficially owned, directly or indirectly, or over which control or direction is exercised.

(3) An "unrelated director" is a director who is independent of the management of VEAL and VHI and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Trust, other than interests and relationships arising from unitholding.

During the year ended December 31, 2002, the Boards of Directors of VEAL and VHI had appointed four committees. The Corporate Governance Committee, whose mandate includes corporate governance issues, compensation issues and nominating policies, consists of Thomas L. Brinkerhoff (Chairman), H. Douglas Hunter and James S. Blair. The Audit Committee is comprised of Dale Blue (Chairman), Thomas
L. Brinkerhoff, Thomas J. Walsh and H. Douglas Hunter. The Environment Committee consists of Thomas J. Walsh (Chairman) and A. Kirk Purdy, supported by Wayne Watmough, Vice President, Production of VEAL and VHI.

Following the completion of the management internalization transaction on January 2, 2003, the Boards of Directors of VEAL and VHI created a Compensation Committee to establish the compensation programs for executive management. The Compensation Committee consists of James S. Blair (Chairman), H. Douglas Hunter and Dale Blue.

APPOINTMENT OF AUDITORS

The Trust Indenture provides that the Unitholders shall appoint the auditors of the Trust at each annual meeting of Unitholders. The VEAL USA and the VHI USA provide that the Unitholders shall likewise appoint the auditors of VEAL and VHI at each annual meeting of Unitholders. The trust indenture governing VHT provides that the Unitholders shall also appoint the auditors of VHT.

Deloitte & Touche LLP were appointed the initial auditors of the Trust on November 5, 1996 pursuant to the terms of the Trust Indenture and, thereafter, by the Unitholders at the annual meeting. They were also appointed the initial auditors of VEAL and VHI. Deloitte & Touche LLP were the auditors for Viking Acquisitions Ltd. prior to its dissolution.

The persons named in the enclosed form of proxy intend to nominate, and unless expressly instructed to the contrary in such form of proxy, to vote for, the re-appointment of Deloitte & Touche LLP as auditors of the Trust, VHT, VEAL and VHI, to hold such office until the next annual meeting of the Unitholders and at a remuneration to be approved by the Trustee.

                             SPECIAL MEETING MATTERS

APPROVE THE GOVERNANCE RESTRUCTURING OF THE TRUST AND CERTAIN OF ITS SUBSIDIARIES AND MATTERS RELATING THERETO

         BACKGROUND

Since its inception in 1996, the Trust has completed the acquisition of many petroleum and natural gas properties and companies. As a result of these acquisitions, the Trust holds, directly and indirectly, a number of operating subsidiaries. At the beginning of 2003, with the completion of the acquisition of KeyWest Energy Corporation, the Trust began to review its existing organizational structure with the objective of creating a more streamlined and efficient structure. In order to achieve this goal, the Trust intends to reorganize certain aspects of its organizational structure.

In addition, effective October 10, 2002, the Trust, VHI, in its capacity as trustee of VHT, and the Manager entered into share purchase agreements with the shareholders of the Manager pursuant to which VHI, in its capacity as trustee of VHT, agreed to purchase all of the issued and outstanding common shares and indebtedness of the Manager for $8.3 million plus costs for a total of $9.2 million payable in cash and Trust Units. The management internalization transaction was approved by Unitholders at a special meeting of Unitholders on December 3, 2002 and was completed on January 2, 2003. The completion of the transaction resulted in the Manager becoming a wholly-owned subsidiary of VHI, in its capacity as trustee of VHT. The Boards of Directors of VEAL and VHI, following the internalization of Manager, and in order to create a more streamlined and efficient structure for the Trust and its subsidiaries, determined that it was desirable to consolidate the management and administration responsibilities of the Trust and its subsidiaries into a single entity, VHI. The proposed structural changes require significant amendments to the Amended and Restated Trust Indenture and the other constating documents which govern the Trust, VHI, VHT, VEAL and their subsidiaries.

The following diagrams set forth certain aspects of the organizational structure of the Trust both before and after the proposed governance restructuring plan involving the Trust and certain of its subsidiaries.

         PRE-REORGANIZATION

                                [GRAPHIC OMITTED]
                             [ORGANIZATIONAL CHART]


See "RELATIONSHIPS AMONG THE TRUSTEE, VHT, VHI, VEAL AND THE MANAGER" in this Proxy Statement and Information Circular.

         POST-REORGANIZATION

                                [GRAPHIC OMITTED]
                             [ORGANIZATIONAL CHART]

Upon completion of the proposed governance restructuring, VHI will be responsible for all of the management and administrative responsibilities of the Trust and its subsidiaries. VHI will be delegated the power and authority to administer and manage the operations of the Trust pursuant to the Amended and Restated Trust Indenture of the Trust and an administration services agreement. In exercising such delegation of power and authority, VHI will act in good faith and in the best interests of the Trust and will exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. VHI will also continue to act as trustee of VHT. VHI will also provide management services to VHT and the various operating subsidiaries of VHT pursuant to a proposed management agreement. In addition, various wholly-owned operating subsidiaries of VHT, are proposed to be amalgamated.

Upon Unitholder approval of the proposed governance restructuring of the Trust and certain of its subsidiaries, the Trust intends to undertake the steps set forth below. The Boards of Directors of VEAL and VHI believe the proposed governance restructuring will enable the business of the Trust to be carried out more efficiently and effectively for the benefit of Unitholders.

         TERMINATION OF THE MANAGEMENT AGREEMENT

At the special meeting on December 3, 2002, Unitholders approved and authorized the Boards of Directors of VEAL and VHI to make such amendments to the Management Agreement as they determined to be necessary and desirable as a result of the internalization transaction. The Trust amended the Management Agreement effective January 2, 2003 to change the Management Fee payable to the Manager from a percentage-based fee to a fixed fee. As a result of the amendment, the Manager is entitled to a fixed Management Fee equal to $20,000 per month effective as of January 2, 2003. The Management Agreement was also amended to provide for the termination of the Management Agreement by the Boards of Directors of VEAL and VHI upon 30 days written notice to the Manager without the payment of any fees in connection thereto and to provide for the automatic termination of the Management

Agreement upon approval by Unitholders of the proposed governance restructuring of the Trust and certain of its subsidiaries.

The Management Agreement was maintained in place following the completion of the management internalization transaction with management fees paid to the Manager effectively being paid for the account of the Trust. In addition, and in order to consolidate the management and administration of the Trust, it is intended to terminate the Management Agreement.

         TERMINATION OF THE VEAL USA AND THE VHI USA

As a result of the management internalization transaction and the reallocation of administration and management responsibilities of the Manager on completion of the governance restructuring, the VEAL USA and the VHI USA are no longer necessary and accordingly, it is proposed to terminate both the VEAL USA and the VHI USA.

The VHI USA currently provides that VHI may only engage in the business of acting as trustee of VHI and matters related thereto. As a result of the termination of the VHI USA, VHI will no longer be restricted to that role and will have the capacity to provide administration and management services to the Trust, VHT and the subsidiaries of VHT, in addition to acting in the capacity of trustee for VHT. VHT will also have the capacity to conduct the current oil and gas business of VEAL following the amalgamation of VEAL and VHI.

         AMALGAMATION OF VEAL AND VHI

In order to consolidate and simplify the internal structure of the Trust and to eliminate the joint roles of VEAL and VHI in the governance structure of the Trust, the Trust intends to amalgamate its wholly-owned subsidiaries VEAL and VHI. The amalgamated corporation will continue to operate under the name "Viking Holdings Inc." and will continue to act as trustee of VHT. VHI will exercise all of the governance functions jointly performed by VEAL and VHI prior to the amalgamation as well as certain additional administrative responsibilities. Following the amalgamation, VHI will hold all of the properties previously held by VEAL, will carry on the oil and gas business previously conducted by VEAL and will be subject to the royalty provided for in the VEAL Royalty Agreement.

         AMENDMENTS TO THE TRUST INDENTURES OF THE TRUST AND VHT

The Trust is also proposing to amend the Amended and Restated Trust Indenture of the Trust in connection with the proposed governance restructuring. The proposed amendments include the following:

         o the reallocation of management and administration responsibilities of the Manager to VHI as a result of the completion of management internalization transaction, the termination of the Management Agreement and the termination of the VEAL USA and the VHI USA and, in particular, the delegation of such responsibilities to VHI.

o delegating to VHI the broad power, authority and responsibility to make all decisions required to be made by the Trustee in relation to the Trust. In exercising such delegation of power and authority, VHI will act in good faith and in the best interests of the Trust and will exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

         o amendments recognizing the amalgamation of VEAL and VHI such that VHI and its Board of Directors are responsible for those matters which VEAL and VHI and their respective Boards of Directors are currently responsible.

         o broadening and simplifying the purpose, powers and capacity of the Trust to permit the Trust to (i) invest in securities of VHI and VHT, (ii) acquire royalties in respect of oil and gas properties and make any deferred royalty purchase payments required with respect to such other royalties, (iii) acquire or invest in interests or securities of any entity which holds assets which derive their value from petroleum and natural gas and energy related assets, (iv) dispose of any part of the monies, properties and assets that are held by the Trust or by the Trustee on behalf of the Trust for the purposes of the Trust, (v) hold cash and investments for the purposes of paying expenses and liabilities of the Trust, paying amounts payable by the Trust in connection with the redemption of Trust Units and making distributions to Unitholders, and (vi) paying costs and expenses associated with the foregoing. Any funds held by the Trust that are not required to be invested in accordance with the foregoing will be used by the Trust only to acquire certain permitted investments.

         o the removal of the requirement to obtain prior Unitholder approval to effect amendments to certain internal documents of the Trust and its subsidiaries. As a result, amendments to the VEAL Royalty Agreement, the VHT Royalty Agreement, the proposed administration services agreement and the management agreement may be amended without prior Unitholder approval. In effecting any such amendments, the Board of Directors of VHI is subject to the duty to act in the best interests of the Trust. With certain exceptions, Unitholder approval will still be required for amendments to the Amended and Restated Trust Indenture of the Trust and for certain other matters such as the sale, lease or other disposition of all or substantially all of the property of the Trust, the winding up of the Trust, the subdivision or consolidation of the Trust Units or the removal of the Trustee.

         o amending the Trust Unit redemption rights such that Unitholders would not acquire an undivided interest in royalties held by the Trust and thereby be subject to deferred royalty payment obligations, but would instead acquire notes in an aggregate principal amount equal to the redemption price of Trust Units tendered for redemption.

         o amending the distribution provisions to ensure that all "net income of the Trust" is distributed to Unitholders, as is the case currently, to provide more flexibility in smoothing out the monthly distributions and to more accurately reflect the actual cash flows of the Trust.

         o        confirmation of the appointment of the Trustee annually.

         o confirming the power, authority and responsibility of VHI for all matters relating to issuance or offering of Trust Units or any other securities convertible into Trust Units on a private or public basis on such terms as the Board of Directors of VHI may determine.

         o permitting the investment of funds by the Trust in the form of loans to VHI, VHT or other affiliate of the Trust.

         o permitting the Trust to purchase for cancellation some or all of the Trust Units form time to time in the market or upon any stock exchange on which such Trust Units are traded provided that the Trustee has determined that such purchases are in the best interests of the Trust.

         o confirming the power and authority on the Trust to guarantee, in certain circumstances, the obligations of VHI, VHT or any other affiliate of the Trust pursuant to any debt obligation.

         o confirming the power and authority on the Trust to enter into subordination agreements with any lender to VHI, VHT or any other affiliate of the Trust pursuant to which the Trust agrees to subordinate its right to receive income and to be paid on any obligations of VHI, VHT or any affiliate of the Trust to the right of any such lender to be paid obligations owing to it by VHI, VHT or any affiliate of the Trust.

         o confirming the power and authority on the Trustee, on behalf of the Trust, to enter into and perform obligations under agreements with lenders and to comply with such provisions in such agreements which may restrict the power of the Trustee or preclude the Trustee from acting, in certain circumstances, on resolutions of the Unitholders.

Various other amendments will be made to the Amended and Restated Trust Indenture of the Trust to reflect recent developments in trust structures and the evolution of the energy trust sector since 1996. A copy of the proposed Amended and Restated Trust Indenture which includes the proposed changes to the Amended and Restated Trust Indenture, is available to Unitholders upon request from the Assistant Corporate Secretary of VHI at Suite 400, 330 - 5th Avenue S.W., Calgary, Alberta T2P 0L4.

Corresponding amendments to the Amended and Restated Trust Indenture of VHT will be made in the event Unitholders approve the governance restructuring plan proposed by the Trust.

    ENTERING INTO ADMINISTRATION SERVICES AGREEMENT AND MANAGEMENT AGREEMENT

As a result of the termination of the Management Agreement and the reallocation of the management and administration responsibilities of the Manager, the Trust intends to enter into an administration services agreement between the Trust and VHI. In accordance with the administration services agreement, the Trust will appoint VHI as administrator of the Trust with the authority to manage the operations and affairs of the Trust and to make all decisions regarding the business of the Trust. Such services will be provided to the Trust on a "cost recovery" basis. The administration services agreement will expire on the date of termination of the Trust unless terminated earlier in accordance with the terms and conditions set forth therein.

In addition, VHI intends to enter into a management agreement among VHI, VHT and the various wholly-owned operating companies of VHT pursuant to which VHI will provide management services to VHT and its operating subsidiaries. VHI will provide management services to such entities on a "cost recovery" basis.

     AMENDMENTS TO THE VEAL ROYALTY AGREEMENT AND THE VHT ROYALTY AGREEMENT

As a result of the management internalization transaction, certain minor amendments will be made to the VEAL Royalty Agreement and the VHT Royalty Agreement to recognize the reallocation of responsibilities for management and administrative functions from the Manager to VHI.

IMPLEMENTATION

To carry out the steps associated with the proposed governance restructuring of the Trust and certain of its subsidiaries as described in this Proxy Statement and Information Circular, the Trust, VEAL and VHI will be required to enter into various agreements and other instruments. Upon Unitholder approval, the Trust, VEAL, VHI and certain other subsidiaries of the Trust, as applicable, intend to enter into a management amending and termination agreement, an agreement terminating both the VEAL USA and the VHI USA, an amended and restated trust indenture for both the Trust and VHT, an administration services and management agreement pursuant to which VHI will provide services to the Trust, VHT and the subsidiaries of VHT and amending agreements amending both the VEAL Royalty Agreement and VHT Royalty Agreement, on such terms and in such form as the Boards of Directors of VEAL and VHI approve. In addition, articles of amalgamation will be completed to effect the amalgamation of VHI and VEAL.

Pursuant to the terms of the Amended and Restated Trust Indenture of the Trust, amendments made to material contracts of the Trust, which includes the Management Agreement, the VEAL USA and VHI USA, the Amended and Restated Trust Indentures of the Trust and VHT and the VEAL Royalty Agreement and VHT Royalty Agreement, require the affirmative vote of holders of not less than 66 2/3% of the Trust Units represented in person or by proxy at the Meeting.

RECOMMENDATION

THE BOARDS OF DIRECTORS OF VEAL AND VHI HAVE UNANIMOUSLY APPROVED AND RECOMMEND TO THE UNITHOLDERS FOR APPROVAL BY THEM AT THE MEETING A SPECIAL RESOLUTION TO APPROVE THE GOVERNANCE RESTRUCTURING OF THE TRUST AND CERTAIN OF ITS SUBSIDIARIES INCLUDING, BUT NOT LIMITED TO, THE MATTERS DESCRIBED ABOVE. THE FORM OF THE RESOLUTION TO BE CONSIDERED BY UNITHOLDERS RELATING TO THIS MATTER IS SET FORTH IN SCHEDULE "A". TO BE APPROVED, THE SPECIAL RESOLUTION MUST BE PASSED BY THE AFFIRMATIVE VOTE OF HOLDERS OF NOT LESS THAN 66 2/3% OF THE TRUST UNITS REPRESENTED IN PERSON OR BY PROXY AT THE MEETING.



                             ADDITIONAL INFORMATION

Copies of the Trust's most recent annual information form and any information incorporated therein by reference, the Trust's audited consolidated financial statements as at and for the year ended December 31, 2002 and this Proxy Statement and Information Circular may be obtained from the Assistant Corporate Secretary of Viking Energy Royalty Trust at Suite 400, 330 - 5th Avenue S.W., Calgary, Alberta T2P 0L4.

                           APPROVAL AND CERTIFICATION

The contents and sending of this Proxy Statement and Information Circular have been approved by the Boards of Directors of VEAL and VHI, by Viking Holdings Trust, by its trustee, Viking Holdings Inc., and by the Manager, as manager of the Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

         DATED at Calgary, Alberta, this 4th day of April, 2003.



                     ON BEHALF OF THE BOARD OF DIRECTORS OF
            VIKING ENERGY ACQUISITIONS LTD. AND VIKING HOLDINGS INC.



              (Signed) James S. Blair           (Signed) H. Douglas Hunter
                       Director                          Director



                              VIKING HOLDINGS TRUST
                      BY ITS TRUSTEE, VIKING HOLDINGS INC.



              (Signed) James S. Blair           (Signed) H. Douglas Hunter
                       Director                          Director



                           VIKING ENERGY ROYALTY TRUST
                     BY ITS MANAGER, VIKING MANAGEMENT LTD.



              (Signed) A. Kirk Purdy           (Signed) Wayne King
                       Director, President              Executive Vice President
                and Chief Executive Officer          and Chief Financial Officer

                       SCHEDULE "A" TO THE PROXY STATEMENT
                            AND INFORMATION CIRCULAR

APPROVE THE GOVERNANCE RESTRUCTURING OF THE TRUST AND CERTAIN OF ITS SUBSIDIARIES AND MATTERS RELATING THERETO



         BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

         (a) the governance restructuring of the Trust and certain of its subsidiaries including, but not limited to, (i) the termination of the existing management agreement with Viking Management Ltd., (ii) the termination of the unanimous shareholder agreements of VEAL and VHI, (iii) the amalgamation of VEAL and VHI, (iv) amendments to the amended and restated trust indentures of the Trust and VHT, (v) the entering into of an administration services agreement and management agreement pursuant to which VHI will provide services to the Trust, VHT and the subsidiaries of VHT, and (vi) amendments to the amended and restated royalty agreements of VEAL and VHI, be authorized and approved.

         (b) in order to give effect to the governance restructuring of the Trust and certain of its subsidiaries, the entering into by the Trust, VEAL and VHI, as applicable, of (i) a management amending and termination agreement, (ii) a VEAL USA and VHI USA termination agreement, (iii) an amended and restated trust indenture of the Trust and VHT, (iv) an administration services agreement and management agreement pursuant to which VHI will provide services to the Trust, VHT and the subsidiaries of VHT, (v) a VEAL Royalty Agreement and VHI Royalty Agreement amending agreement, and (vi) all such other agreements which may be necessary to give effect to the governance restructuring of the Trust and certain of its subsidiaries as described in the Proxy Statement and Information Circular, is hereby authorized and approved with such additions, deletions, amendments and other changes as the Boards of Directors of VEAL and VHI may approve, such approval of any such additions, deletions, amendments or other changes to be conclusively evidenced by the execution of all such documents by the officer or officers of VEAL and VHI designated by the Boards of Directors of VEAL and VHI.

         (c) any director or officer of VEAL or VHI be and is hereby authorized and directed to execute and deliver such agreements, documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, and the approval by such director or officer of the text and form of such documents or instruments and the taking of such actions shall be conclusive proof of the approval thereof by the Unitholders.

                       SCHEDULE "B" TO THE PROXY STATEMENT
                            AND INFORMATION CIRCULAR

                           CORPORATE GOVERNANCE REPORT


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THE TORONTO STOCK EXCHANGE GUIDELINE                         VIKING         VIKING'S GOVERNANCE PROCEDURES
                                                             ALIGNMENT
----------------------------------------------------------------------------------------------------------------------
(1) The board of directors should explicitly assume          yes            The mandate of the Board of  Directors of
    responsibility for the stewardship of the                               Viking Energy Royalty Trust (the "Board")
    corporation and, as part of the overall stewardship                     is to oversee the management of
    responsibility, should assume responsibility for                        the business and affairs of the Trust,
    the following matters:                                                  to jointly identify principal business
                                                                            risks and develop strategic direction
                                                                            and objectives of the Trust, and to
                                                                            review VEAL's and VHI's activities and
                                                                            performance against the strategic
                                                                            direction and objectives.
----------------------------------------------------------------------------------------------------------------------
    (a) adoption of a strategic planning process;            yes            The Board participates in the strategic
                                                                            planning process and holds regular board
                                                                            meetings.
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    (b) the identification of the principal risks of the     yes            The  Board  reviews  and  approves  major
        corporation's business and ensuring the                             business initiatives, acquisitions,
        implementation of appropriate systems to                            financings and hedging activities.  Risk
        manage these risks;                                                 identification is specifically
                                                                            addressed during the strategic planning
                                                                            process and in connection with
                                                                            material transactions undertaken by the
                                                                            Trust.
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    (c) succession planning, including appointing,           yes            The Board, through its Compensation
        training and monitoring senior management;                          Committee, will review annually and
                                                                            recommend  to the Board management's
                                                                            succession plan including provisions for
                                                                            appointing, training and monitoring
                                                                            senior management and the appropriateness
                                                                            of  the current and future organizational
                                                                            structure of the Trust.
----------------------------------------------------------------------------------------------------------------------
    (d) a communications policy for the corporation; and     yes            The Board,  through  its  Corporate
                                                                            Governance  Committee,  has
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


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THE TORONTO STOCK EXCHANGE GUIDELINE                         VIKING         VIKING'S GOVERNANCE PROCEDURES
                                                             ALIGNMENT
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
                                                                            approved a Disclosure Policy covering the
                                                                            timely dissemination of all material
                                                                            information. The Trust complies with the
                                                                            reporting requirements of the TSX and the
                                                                            Securities Commissions of all ten provinces.
                                                                            The Trust is responsible for facilitating
                                                                            communications with Unitholder and other
                                                                            stakeholders. Announcements are
                                                                            periodically made through news releases,
                                                                            disseminated through all media, and
                                                                            Unitholders are also provided with the
                                                                            opportunity to discuss all matters of a
                                                                            non-confidential nature. The Trust also
                                                                            maintains an Internet website that is
                                                                            updated on a regular basis and
                                                                            provides for feedback and easy access
                                                                            to current information.
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    (e) the integrity of the corporation's internal          yes            The Audit Committee reviews the integrity
        control and management information systems.                         of  the  Trust's  reporting systems  and
                                                                            also reviews management reporting, internal
                                                                            financial and operating controls, policies
                                                                            and practices with management and the
                                                                            auditors of the Trust.
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(2) The board of directors should be constituted with        yes            Prior to  October  2002,  the  Board  was
    a majority of  individuals  who qualify as unrelated                    composed  of  four  unrelated   directors
    directors.  An unrelated  director is a director who                    elected by Unitholders  and two directors
    is  independent  of management  and is free from any                    appointed by the Manager.  Subsequent  to
    interest  and any  business  or  other  relationship                    the  internalization of management,  five
    which could,  or could  reasonably  be perceived to,                    directors   are   considered    unrelated
    materially  interfere with the director's ability to                    within  the  meaning  of the  Guidelines.
    act  with  a  view  to  the  best  interests  of the                    A.  Kirk  Purdy,   President   and  Chief
    corporation,  other than interests and relationships                    Executive  Officer  is the  only  related
    arising from  shareholding.  A related director is a                    director.
    director who is not an unrelated director.
----------------------------------------------------------------------------------------------------------------------
(3) The application of the definition of "unrelated          yes            The Board has determined  that of the six
    director" to the  circumstances  of each  individual                    persons  proposed  for  election  to  the
    director should be the  responsibility  of the board                    Board for 2003, A. Kirk Purdy,  President
    which  will be  required  to  disclose  on an annual                    and Chief  Executive  Officer is the only
    basis  whether the board has a majority of unrelated                    related director.
    directors.    Management   directors   are   related
    directors.  The  board  will  also  be  required  to
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
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THE TORONTO STOCK EXCHANGE GUIDELINE                         VIKING         VIKING'S GOVERNANCE PROCEDURES
                                                             ALIGNMENT
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
    disclose  on an  annual  basis the  analysis  of the
    application  of  the  principles   supporting   this
    conclusion.
----------------------------------------------------------------------------------------------------------------------
(4) The board of directors should appoint a committee        yes            The  Corporate  Governance  Committee  is
    of directors composed  exclusively of outside,  i.e.                    composed of all outside  directors and is
    non-management,  directors,  a majority  of whom are                    responsible  for developing  criteria for
    unrelated  directors,  with the  responsibility  for                    selection of directors and  procedures to
    proposing  to the full  board  new  nominees  to the                    identify    possible    nominees.     The
    board  and for  assessing  directors  on an  ongoing                    Committee  also  reviews and assesses the
    basis.                                                                  qualifications    of    board    nominees
                                                                            including    potential    conflicts    of
                                                                            interest.
----------------------------------------------------------------------------------------------------------------------
(5) Every board of directors should implement a              yes            The  Corporate  Governance  Committee  is
    process  to  be  carried   out  by  the   nominating                    responsible     for     assessing     the
    committee  or  other   appropriate   committee   for                    effectiveness  of the Board in accordance
    assessing  the  effectiveness  of  the  board  as  a                    with the procedures developed.
    whole,   the   committees   of  the  board  and  the
    contribution of individual directors.
----------------------------------------------------------------------------------------------------------------------
(6) Every corporation, as an integral element of the         yes            The  Corporate  Governance  Committee  is
    process  for  appointing   new   directors,   should                    responsible  for developing and reviewing
    provide an  orientation  and  education  program for                    orientation  and  education  programs for
    new recruits to the board.                                              new directors. Outside advisors are
                                                                            engaged to ensure the Board is kept
                                                                            current with all new regulations. All
                                                                            directors have been provided with a
                                                                            Directors' Manual containing details
                                                                            of the Trust, the Board and its
                                                                            committees.
----------------------------------------------------------------------------------------------------------------------
(7) Every board of directors should examine its size         yes            The Board is  required  to  consist  of a
    and,  with a view to  determining  the impact of the                    minimum  of  five  and  a  maximum  of 11
    number   upon    effectiveness,    undertake   where                    members.  The Board periodically  reviews
    appropriate,  a  program  to  reduce  the  number of                    its size and  composition to be satisfied
    directors  to  a  number  which   facilitates   more                    it   can   properly    and    efficiently
    effective decision-making.                                              discharge its responsibilities.
----------------------------------------------------------------------------------------------------------------------
(8) The board of directors should review the adequacy        yes            The Board will,  through the Compensation
    and  form  of  the  compensation  of  directors  and                    Committee,  review  annually the adequacy
    ensure the compensation  realistically  reflects the                    and form of  compensation of Directors of
    responsibilities  and  risk  involved  in  being  an                    VEAL and VHI.
    effective director.
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THE TORONTO STOCK EXCHANGE GUIDELINE                         VIKING         VIKING'S GOVERNANCE PROCEDURES
                                                             ALIGNMENT
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
(9) Committees of the board of directors should              yes            The  Audit,  Compensation  and  Corporate
    generally  be  composed  of  outside  directors, a                      Governance    Committees   are   composed
    majority of whom are unrelated directors.                               solely  of  outside   directors  who  are
                                                                            unrelated.   The   President   and  Chief
                                                                            Executive  Officer  is a  member  of  the
                                                                            Health,    Safety    and    Environmental
                                                                            Committee.
----------------------------------------------------------------------------------------------------------------------
(10) Every board of directors should expressly assume        yes            The Board  has  established  a  Corporate
     responsibility  for,  or  assign to a  committee  of                   Governance  Committee  comprising Messrs.
     directors    the   general    responsibility    for,                   Brinkerhoff   (Chairman),    Hunter   and
     developing the corporation's  approach to governance                   Blair,   all  of   whom   are   unrelated
     issues.   This   committee   would,   amongst  other                   directors.  The Committee is  responsible
     things,   be  responsible   for  the   corporation's                   for   corporate    governance   practices
     response to these governance guidelines.                               generally  and in  response  to  the  TSX
                                                                            governance guidelines.
----------------------------------------------------------------------------------------------------------------------
(11) The board of directors, together with the CEO,          yes            The   Board   has   developed   Terms  of
     should develop  position  descriptions for the board                   Reference   setting  out  the  roles  and
     and for the CEO,  involving  the  definition  of the                   objectives,      membership,      meeting
     limits   to   management's   responsibilities.    In                   procedures,      and      duties      and
     addition,  the board  should  approve or develop the                   responsibilities   for  the  Board,   the
     corporate  objectives  which the CEO is  responsible                   Chairman   and  each   Committee  of  the
     for meeting.                                                           Board. Performance objectives of the CEO
                                                                            are evaluated annually.
----------------------------------------------------------------------------------------------------------------------
(12) Every board of directors should have in place           yes            In order to enhance  the  function of the
     appropriate  structures  and  procedures  to  ensure                   Board   independent  of  management.   H.
     that  the  board  can  function   independently   of                   Douglas  Hunter has been the  Chairman of
     management.  An  appropriate  structure  would be to                   the Board since  inception  of the Trust.
     (i)  appoint  a  chair  of  the  board  who is not a                   Mr.   Hunter   is  an   independent   and
     member of management with  responsibility  to ensure                   unrelated Director.
     the board  discharges its  responsibilities  or (ii)
     adopt   alternate   means  such  as  assigning  this
     responsibility  to a committee  of the board or to a
     director,   sometimes   referred  to  as  the  "lead
     director."  Appropriate  procedures  may involve the
     board meeting on a regular basis without  management
     present  or  may  involve  expressly  assigning  the
     responsibility   for   administering   the   board's
     relationship  to  management  to a committee  of the
     board.
----------------------------------------------------------------------------------------------------------------------
(13) The audit committee of every board of directors         yes            The  Audit   Committee   is  composed  of
     should be composed  only of                                            Messrs.  Blue  (Chairman),
----------------------------------------------------------------------------------------------------------------------
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
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THE TORONTO STOCK EXCHANGE GUIDELINE                         VIKING         VIKING'S GOVERNANCE PROCEDURES
                                                             ALIGNMENT
----------------------------------------------------------------------------------------------------------------------
     outside  directors.  The roles and  responsibilities                   Brinkerhoff, Hunter and Walsh, all of whom
     of the audit  committee should  be  specifically                       are unrelated  directors.     The    Audit
     defined  so as to  provide appropriate  guidance to                    Committee   reviews  and   approves   all
     audit committee  members as to their  duties.  The                     financial   statements   on  a  quarterly
     audit  committee  should have direct communication                     basis.  In  addition,  it reviews  annual
     channels with the internal and external  auditors                      financial  statements  independently with
     to discuss and review specific issues as appropriate.                  the  auditors  of  the  Trust,  prior  to
     The audit committee duties should  include                             presentation  of such  statements  to the
     oversight  responsibility for management reporting                     Board for approval.  The Audit  Committee
     on internal control.  While it is   management's                       reviews  the  integrity  of  the  Trust's
     responsibility to design and implement an effective                    reporting   systems   and  also   reviews
     system of internal  control it is the  responsibility                  management reporting,  internal financial
     of the audit committee to ensure that management has                   and operating controls, policies and
     done so.                                                               practices with management and the auditors
                                                                            of the Trust.
----------------------------------------------------------------------------------------------------------------------
(14) The board of directors should implement a system        yes            Individual  directors  are  permitted  to
     which  enables an  individual  director to engage an                   engage the services of outside  advisors,
     outside  adviser at the  expense of the  corporation                   in  appropriate  circumstances  and  upon
     in  appropriate  circumstances.  The  engagement  of                   approval  by  the  Corporate   Governance
     the  outside   advisor  should  be  subject  to  the                   Committee,  at the  expense of the Trust,
     approval of an appropriate committee of the board.                     although   such   situation   has   never
                                                                            occurred.

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